Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)

On April 15, 2026, Christian Angermayer, Chairman of Enhanced Ltd, posted the following on X in connection with the proposed business combination between A Paradise Acquisition Corp. and Enhanced Ltd:
Enhanced Ltd, the Company Behind the Enhanced Games and the “Live Enhanced” Telehealth Platform, is Set to Go Public
Last Friday, the SEC declared effective the registration statement for the business combination of Enhanced Ltd with “A Paradise” SPAC. Please find the official news here.
This means that Enhanced Ltd, which I co-founded and where I serve as Executive Chair, is expected to start trading in early May under the ticker $ENHA on the New York Stock Exchange, subject to customary closing conditions. The company will then be known as Enhanced Group Inc. going forward. I couldn’t be more excited about this milestone, which our incredible team has achieved in record time.
For those of you interested in participating early: if you buy SPAC trust shares (ticker: $APAD) now and don’t redeem at closing, you will become an Enhanced Group Inc. investor at the SPAC merger valuation when the transaction closes.
Here is a brief overview of what we are building with Enhanced
Many of you know or have read about the Enhanced Games, the groundbreaking competition that is revolutionizing the way we think about sport. Athletes participating in the Enhanced Games will be permitted to use legal performance-enhancing substances, and rather than being tested for cheating, they will be tested for their health to determine whether they are safe to compete.
Our athletes are currently living and training in Abu Dhabi. The enhancements are administered as part of a clinical trial with oversight from the Abu Dhabi Department of Health, and their effects are already visibly noticeable, with some athletes already breaking world records in training.
Moreover, the Enhanced Games are addressing the pay disparities faced by international athletes. Our athletes will receive fair compensation, well above traditional stipends and will compete for a total prize pool of $25M.
The first Games are scheduled to take place on May 24 in Las Vegas. I hope you will tune in - I expect it to be one of the most exciting global sporting events of the year.
Please find a preview of our purpose-built Enhanced arena here: LINK
Follow @enhanced_games to make sure you don’t miss any news!
But there is more…
What is imo less widely understood so far is that the sporting event itself is only one pillar of our business. Enhanced Group is built around three mutually reinforcing engines that will create a positive flywheel effect:
1. A global sports property

2. A telehealth medicine and supplement platform that aims to unlock personalized human enhancement protocols for consumers
3. Research and proprietary data derived from elite athletes, informing performance protocols with clinical and medical standards currently unavailable otherwise
1. A sports property that already has global attention
Launching a new global sports brand typically requires billions in marketing capital. We have achieved global awareness without spending anything close to that - simply because the idea itself is innovative, controversial, and has sparked a broader conversation around fairness and transparency in sport.
In a recent survey commissioned by Enhanced, 61% of more than 1,000 respondents had already heard of Enhanced Games. This level of brand recognition is remarkable, and I believe awareness will continue to grow in the coming weeks leading up to the Games.
Equally important: people don’t react to the Enhanced Games with indifference - they react emotionally. Some say “This is crazy.” Others say “This is immoral or unethical.” Many say “I can’t wait to watch it.” In any case, the event evokes strong opinions across the board, with 67% of respondents in that survey expressing a positive view of the concept.
In entertainment, attention + emotion = distribution.
We plan to monetize this attention through media rights, sponsorships, and partnerships. But the even larger opportunity, in my view, lies beyond the event itself.
2. The Red Bull playbook: turning sports into a consumer brand
Red Bull realized long ago that sports can be a profit center rather than a marketing expense. Their sports ecosystem - from Formula 1 to extreme sports - generates revenue while simultaneously building enormous brand equity for their consumer products.
Enhanced aims to follow a similar playbook.
Our telehealth platform, “Live Enhanced,” has just launched, offering medically prescribed performance enhancement protocols and supplement blends, including peptides. Check it out!
The core strategic question is simple: which brand will consumers trust when it comes to human enhancement? I believe consumers will trust the company that can show them - credibly, scientifically, and transparently - how elite athletes are using these protocols to safely unlock new levels of performance.
I believe consumers will observe the tangible results our athletes achieve and seek to apply those enhancements to their own lives. Enhancements are not only relevant to breaking world records – imho they can help anyone reach new heights: whether running a marathon faster, performing better as a business executive, or simply having more energy to spend time with family and friends.
In short: I believe people will trust the Enhanced brand.

Needless to say, the recent hype around peptides could provide a significant boost to this business line, as we highlighted in a recent update.
3. Data
The third pillar is data. Enhanced Games athletes are exclusively contracted and train under the supervision of our independent medical and scientific commissions, comprising clinicians, doctors, and scientists at the forefront of human performance research.
We expect this to allow us to collect comprehensive data on:
•Substance efficacy and effectiveness
•Biomarkers
•Performance outcomes
•Enhancement protocol models
•Recovery dynamics
•And more
To the best of our knowledge, our IRB clinical study represents the first large-scale, structured dataset on enhanced human performance in history.
The implications are significant. This dataset can potentially differentiate Enhanced in several key ways:
•Optimized protocols for consumers based on elite athlete data
•Marketing claims others cannot use
•Clinical insights competitors cannot replicate
Those familiar with my work with other biotech companies know that we have deep expertise - arguably unmatched - in turning off-patent molecules into defensible, patent-protected assets through data, protocols, and regulatory strategy. I am confident that applying this playbook can potentially create a powerful economic opportunity and moat for Enhanced Group.
With Enhanced Games, we have captured the Zeitgeist
Human enhancement and the destigmatization of health optimization are moving from the fringe to the mainstream at remarkable speed. Longevity medicine, peptides, hormone optimization, cognitive enhancement, and individualized supplementation are all growing rapidly.
I have been advocating for longevity and human enhancement for more than 10 years. In fact, when I co-founded my first company 27 years ago - a biotech company that later became Alnylam - this was one of my earliest structural critiques of the biotech industry: why has biotech long followed the mantra “the nichier the better,” instead of pursuing the largest possible total addressable markets? Why not develop medicines that prevent disease - and ideally help people reach their full potential and extend the quality of their lives?
Today, the Zeitgeist is finally catching up with that vision. GLP-1s are the first true enhancement drugs, and many people take them not because they are diabetic or obese, but for vanity and lifestyle reasons. The floodgates have opened, and Enhanced sits directly at the intersection of:
•Performance culture
•Telehealth distribution
•Enhancement science
•Consumer branding
•Athletic debate
•Scientific credibility
I hope this blog post makes clear why I am so excited about Enhanced Group. I believe it has the potential to become a generation-defining company - one that reshapes how we think about sport, health, and human potential, with impact far beyond its core business.
For more information, please visit our website, read our SEC filings and check out the analyst presentation.
I would be honored to have you join us on this journey in any capacity - whether as a shareholder, a client of our telehealth business, or simply as an engaged fan.
One thing I can promise: the world of sport will not be the same after the first Enhanced Games.
Post URL: https://x.com/C_Angermayer/status/2044435810951254153?s=20
Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced Ltd (“Enhanced” or the “Company”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
The hyperlinks included in the foregoing are not incorporated by reference herein or in any future documents filed with the SEC and should not be considered part of this filing. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Merger Proxy:
https://www.sec.gov/Archives/edgar/data/1956439/000162828026024742/aparadiseacquisitioncorp-4.htm
Participants in Solicitation
Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and Enhanced’s registration statement on Form S-4 which has been filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.
Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.